STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

October 20, 2010

Job Number: C20101020-1402
Reference Number: 00002900400-45
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20100788366-21	Amended Designation	5 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20101020-1402
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


150301

Filed in the office of	Document Number
(signature) Ross Miller Secretary of State State of Nevada	20100788366-21
	Filing Date and Time
	10/20/2010 9:15 AM
	Entity Number
	C7765-2001

Amendment to
Certificate of Designation
After Issuance of Class or Series
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

New Energy Systems Group

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series A Convertible Preferred Stock, par value $0.001 per share

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

Sections 5 and 7 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of New Energy Systems Group are hereby amended and restated in their entirety as set forth in Exhibit A attached hereto.

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X *(signature)*

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS Amend Designation - After
Revised: 3-6-09

EXHIBIT A

TO THE AMENDMENT TO CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS
OF SERIES B CONVERTIBLE PREFERRED STOCK OF
NEW ENERGY SYSTEMS GROUP
to be filed with the Secretary of State
of the State of Nevada
on or about October 19, 2010

Sections 5 and 7 are hereby deleted in their entirety and the following shall be substituted in lieu thereof:

5. Conversion of Series A Preferred Stock into Common Stock.

(a) Right to Convert at Option of the Holder. At any time on or after the issuance of the Series A Preferred Stock and prior to June 29, 2011, each share of Series A Preferred Stock will be convertible into one (1) share of Common Stock, which may be adjusted from time to time pursuant to this Section 5 (the "Conversion Rate"). At any time on or after the issuance of the Series A Preferred Stock, any holder of Series A Preferred Stock may, at such holder's option, subject to the limitation set forth in Section 4(b) herein, elect to convert all or any portion of the shares of Series A Preferred Stock held by such person into a number of fully paid and nonassessable shares of Common Stock (a "Conversion"). In the event of a liquidation, dissolution or winding up of the Corporation, the right to convert under this Section 5(a) shall terminate at the close of business on the last full day preceding the date fixed for the payment of any amounts distributable on such event to the holders of Series A Preferred Stock.

(b) Automatic Conversion. On June 29, 2011, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any shares of Series A Preferred Stock unless certificates evidencing such shares of Series A Preferred Stock are either delivered to the Corporation or the holder notifies the Corporation that such certificates have been lost, stolen, or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection herewith.

(c) Number of Shares of Common Stock Issuable upon Conversion. The number of shares of Common Stock to be issued upon conversion of shares of any Series A Preferred Stock shall be issued at the Conversion Rate of one share of Common Stock for every one shares of Series A Preferred Stock. The Conversion Rate shall be subject to adjustment from time to time in accordance with subpart (e) of this Section 5.

(d)   Mechanics of Conversion. The Conversion of Series A Preferred Stock shall be conducted in the following manner:

(i)   Holder's Delivery Requirements. To convert Series A Preferred Stock into full shares of Common Stock on any date (a "**Conversion Date**"), the holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit I (the "**Conversion Notice**"), to the Corporation at 116 West 23rd St., 5th Floor, New York, NY 10011, Attention: Chief Executive Officer, with a copy to Sichenzia Ross Friedman Ference LLP at 61 Broadway, 32nd Floor, New York, NY 10006, Attention: Gregory Sichenzia, Esq., and (B) surrender to a common carrier for delivery to the Corporation as soon as practicable following such Conversion Date the original certificates representing the shares of Series A Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "**Preferred Stock Certificates**") and the originally executed Conversion Notice.

(ii)   Company's Response. Upon receipt by the Corporation of a facsimile copy of a Conversion Notice, the Corporation shall send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder. The Corporation or its designated transfer agent (the "**Transfer Agent**"), as applicable, shall, within five (5) trading days following the date of such receipt, issue and deliver to the holder one or more certificates in the name of the holder or its designees representing the number of shares of Common Stock to which the holder shall be entitled.

(iii)   Converted Common Stock Held in Book-Entry Form. If the holder specifies in the Conversion Notice that instead of receiving certificates representing Common Stock as described above in Section 5(d)(ii), it prefers to receive the shares due to it upon conversion in book-entry form, then instead of issuing such certificates, the Corporation or the Transfer Agent shall issue and deliver to the Depository Trust Company ("**DTC**") account on the holder's behalf, via the Deposit Withdrawal Agent Commission System ("**DWAC**"), registered in the name of the holder or its designee, the number of shares of Common Stock to which the holder shall be entitled, according to instructions received in or with the Conversion Notice. Notwithstanding the foregoing, the Corporation or its Transfer Agent shall only be obligated to issue and deliver shares to DTC on a holder's behalf via DWAC if a registration statement providing for the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock (a "**Registration Statement**") is effective.

(iv)   If the number of shares of Series A Preferred Stock represented by the Preferred Stock Certificate(s) submitted by a holder for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Corporation shall, as soon as practicable and in no event later than ten (10) trading days after receipt of the Preferred Stock Certificate(s) and at the Corporation's expense, issue and deliver to the holder a new Preferred Stock Certificate representing the number of shares of Series A Preferred Stock not converted.

(v)   Dispute Resolution. In the case of a dispute as to the arithmetic calculation of the number of shares of Common Stock to be issued upon conversion, the

Corporation shall cause its Transfer Agent to promptly issue to the holder the number of shares of Common Stock that is not disputed and shall submit the arithmetic calculations to the holder via facsimile as soon as possible, but in no event later than five (5) business days after receipt of such holder's originally executed Conversion Notice. If such holder and the Corporation are unable to agree upon the arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion within one (1) business day of such disputed arithmetic calculation being submitted to the holder, then the Corporation shall within one (1) business day submit via facsimile the disputed arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion to the Corporation's independent, outside accountant. The Corporation shall cause the accountant to perform the calculations and notify the Corporation and the holder of the results no later than seventy-two (72) hours from the time the accountant received the disputed calculations. Such accountant's calculation shall be binding upon all parties absent manifest error. The reasonable expenses of such accountant in making such determination shall be paid by the Corporation, in the event the holder's calculation was correct, or by the holder, in the event the Corporation's calculation was correct, or equally by the Corporation and the holder in the event that neither the Corporation's or the holder's calculation was correct. The period of time in which the Corporation is required to effect conversions or redemptions under this Certificate of Designations shall be tolled with respect to the subject conversion or redemption pending resolution of any dispute by the Corporation made in good faith and in accordance with this Section 5(d)(iii).

(vi) <u>Record Holder</u>. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(e) <u>Antidilution Adjustments</u>. The Conversion Rate shall be adjusted from time to time in certain cases as follows:

(i) <u>Dividend, Subdivision, Combination or Reclassification of Common Stock</u>. If the Corporation shall, at any time or from time to time, (a) subdivide the outstanding Common Stock, (b) combine the outstanding Common Stock into a smaller number of shares, or (c) issue any shares of its capital stock in a reclassification of the Common Stock, then in each such case, the Conversion Rate in effect at the time of the effective date of such subdivision, combination or reclassification shall be adjusted to that rate which will permit the number of shares of Common Stock into which the Preferred Stock may be converted to be increased or reduced in the same proportion as the number of shares of Common Stock are increased or reduced in connection with such subdivision, combination or reclassification. Any such adjustment shall become effective immediately after the effective date of such subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(ii) <u>Fractional Shares</u>. Notwithstanding any other provision of this Certificate of Designations, the Corporation shall not be required to issue fractions of shares upon conversion of any shares of Series A Preferred Stock or to distribute certificates which evidence fractional shares. In lieu of fractional shares of Common Stock, the Corporation shall round upward any fractional shares of Common Stock to the nearest whole number.

7.   Lock-Up. The holders of the Series A Preferred Stock will not offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by such holders or any affiliate of the holders or any Person in privity with such holders or any affiliate of the holders), directly or indirectly, any shares of Series A Preferred Stock, until the period ending on June 29, 2011; *provided, however,* that this Section 7 shall apply only to the disposition of Series A Preferred Stock and shall not apply to the ability of a holder of Series A Preferred Stock to dispose of any shares of Common Stock obtained upon the optional conversion of any shares of Series A Preferred Stock pursuant to the terms of Section 5(a) above.